

August 13, 2024

Zhang Jian
Chief Executive Officer
Sunrise Real Estate Group, Inc.
No. 18, Panlong Road
Shanghai, PRC 201702

> **Re: Sunrise Real Estate Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 000-32585**

Dear Zhang Jian:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 1. Business, page 2

1. We note the revised disclosures in your Form 10-K for the fiscal year ended December 31, 2023 in response to comment 1 of our comment letter dated December 26, 2023. Please tell us and revise your future filings to restore the discussion of regulations on foreign-invested real estate enterprise, as provided on pages 8-9 of your Form 10-K for the fiscal year ended December 31, 2022. Alternatively, to the extent you believe the discussion of such regulations is not material or addressed esewhere, please advise.

2. We note the revised disclosures in your Form 10-K for the fiscal year ended December 31, 2023 in response to comment 2 of our comment letter dated December 26, 2023. Please tell us and revise your future filings to include the discussion of which operating subsidiaries generated the company's operating revenue, as provided on pages 6-7 of your Form 10-K for the fiscal year ended December 31, 2022.

3. We note the revised disclosures in your Form 10-K for the fiscal year ended December 31, 2023 in response to comment 4 of our comment letter dated December 26, 2023 and comment 4 of our comment letter dated August 30, 2022. Please tell us, and revise the forepart of the business section of future filings, to include a separate section addressing

enforcement of civil liabilities. Highlight, as you disclose on page 30, that all of your directors and senior executive officers reside within China and some or all of the assets of those persons are located outside of the United States. Also include disclosure addressing the lack of reciprocity or treaties and the costs and time constraints associated with enforcing civil liabilities.

4.    We note the revised disclosures in your Form 10-K for the fiscal year ended December 31, 2023 in response to comment 5 of our comment letter dated December 26, 2023. Please tell us and revise your future filings to address the following:

- For each summary risk factor on pages 5-6, provide a cross-reference to the more detailed discussion of the risk elsewhere in the filing.
- Clarify the cross-reference in the fourth bullet point on page 6, as the current cross-reference does not appear to exist in the filing.
- Highlight whether local governments where you conduct business may impose additional local regulations that would adversely affect demand for residences, as provided in your response letter dated June 27, 2024.
- Highlight whether future laws and regulations that impact the domestic use and management of personal information could affect your operations, as provided in your response letter dated June 27, 2024.

5.    We note the revised disclosures in your Form 10-K for the fiscal year ended December 31, 2023 in response to comment 1 of our comment letter dated May 24, 2024. However, the requested disclosure was in addition to the summary of risk factors and thus we re-issue the comment. Please tell us, and revise the forepart of the business section of future filings, to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Item 1A. Risk Factors
Risks Relating to the Peoples Republic of China, page 24

6.    Please tell us and revise future filings to include the risk factor, "Future Laws and Regulations regarding cybersecurity, data security and personal information protection could affect our operations," as provided in your response letter dated June 27, 2024.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Steven Schuster